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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G RULE 13d-102	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13(d)2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

ANIKA THERAPEUTICS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

035255108

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035255108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HERBERT H. HASTINGS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power* 615,000

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power* 615,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.19%

12.	Type of Reporting Person (See Instructions) IN

*Consists of 615,000 shares held jointly by Herbert Hastings and Euretta Hastings, as to which shares they share voting and investment power.

CUSIP No. 035255108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EURETTA L. HASTINGS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power* 615,000

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power* 615,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.19%

12.	Type of Reporting Person (See Instructions) IN

*Consists of 615,000 shares held jointly by Herbert Hastings and Euretta Hastings, as to which shares they share voting and investment power.

CUSIP No. 035255108

This Amendment No. 3 amends and supplements Item 4 of Amendment No. 2 to the statement on Schedule 13G, and the cover page thereto, filed on February 14, 2002, by Herbert Hastings and Euretta Hastings, with respect to Herbert Hastings’ and Euretta Hastings’ beneficial ownership of common stock issued by Anika Therapeutics Inc.  Additionally, this Amendment No. 3 contains a Joint Filing Agreement entered into between Herbert Hastings and Euretta Hastings, attached hereto as Exhibit A.  Amendment No. 2 to Schedule 13G was filed on February 14, 2002.

Item 4.	Ownership.
	(a)	Amount beneficially owned: 615,000 (see Note to Item 4(a)).
Note to Item 4(a): Includes 615,000 shares held jointly by Herbert Hastings and Euretta Hastings, as to which shares they share voting and investment power.
	(b)	Percent of class (based on number of shares outstanding reported on the Issuer's Form 10-Q for the quarter ended September 30, 2002): 6.19%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 615,000 (see Note to Item 4(a)).
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 615,000 (see Note to Item 4(a)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2003
Date
/S/ HERBERT H. HASTINGS	/S/ EURETTA L. HASTINGS
Signature
Herbert H. Hastings	Euretta L. Hastings
Name/Title

EXHIBIT A

Joint Filing Agreement

Joint Filing Agreement, dated February 6, 2003, between Herbert H. Hastings and Euretta L. Hastings.

The undersigned hereby agree that the Schedule 13G/A Statement to which this document is attached as Exhibit A is filed on behalf of each of them as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/S/ HERBERT H. HASTINGS
Herbert H. Hastings

/S/ EURETTA L. HASTINGS
Euretta L. Hastings